Amendment to ByLaws
of
Renaissance Capital Growth & Income Fund III, Inc.

WHEREAS, Renaissance Capital Growth & Income Fund III, Inc. (“RENN III”) has heretofore adopted bylaws for its corporate governance, and the Board of Directors is authorized to amend such documents; and

WHEREAS, it is now deemed appropriate by the Board of Directors that such documents be amended to continue to meet requirements of various legislative and regulatory actions applicable to RENN III:

NOW, THEREFORE, BE IT RESOLVED, that Section 6.1 of the Bylaws be amended in its entirety, effective June 30, 2007, as follows:

“Section 6.1. Board Committees. The Board may establish committees from time to time for such purposes as the Board may determine, and may vest those committees with such authority as the Board shall desire to grant, provided that any action of such committees shall at all times be subject to review of the Board, and such Committees shall not have power to remove Directors or to amend these Bylaws. If required by legislation or regulation, or at the Board’s own volition if not otherwise required by legislation or regulation, an Audit Committee shall be established which shall, among its other duties, review all related party transactions and relay its findings and recommendations to the Board. The Board shall approve or disapprove such related party transactions by vote of a majority of its independent Directors.

“Each such committee shall designate a Chairman and a Secretary. The Secretary shall keep minutes of the committee’s meetings and its actions, and copies thereof shall be furnished to RENN III’s Corporate Secretary and to the Directors. Subject to approval by the Board, each committee shall establish its own rules of procedure.”

IN WITNESS WHEREOF, we have executed this Consent which, if in several original counterparts, shall be deemed one original, as of the 30th day of June, 2007.

Peter Collins	J. Philip McCormick

Charles C. Pierce, Jr.	Ernest C. Hill

Russell Cleveland